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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

                            ------------------------

                            STERLING SOFTWARE, INC.
                           (Name of Subject Company)

                            ------------------------

                         SILVERSMITH ACQUISITION CORP.
                    COMPUTER ASSOCIATES INTERNATIONAL, INC.
                        (Name of Filing Person--Offeror)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   859547101
                     (CUSIP Number of Class of Securities)

                             STEVEN M. WOGHIN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                    COMPUTER ASSOCIATES INTERNATIONAL, INC.
                         ONE COMPUTER ASSOCIATES PLAZA
                         ISLANDIA, NEW YORK 11749-7000
                                 (631) 342-5224
                 (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                            ------------------------

                                   Copies to:

                              SCOTT F. SMITH, ESQ.
                            STEPHEN A. INFANTE, ESQ.
                              J. D. WEINBERG, ESQ.
                              COVINGTON & BURLING
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 841-1000

                            ------------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Amendment No. 5 amends and supplements the Tender Offer Statement on
Schedule TO filed by Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), and Silversmith Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Computer Associates ("Silversmith"), on February 22, 2000, as previously amended (the "Schedule TO"), relating to the offer by Computer Associates through Silversmith to exchange each issued and outstanding share of common stock, par value $.10 per share (together with the associated preferred stock purchase rights), of Sterling Software, Inc., a Delaware corporation ("Sterling Software"), for shares of common stock, par value $.10 per share (together with the associated preferred stock purchase rights, the "Computer Associates Shares"), of Computer Associates based on the exchange ratio described in the Prospectus referenced below, along with cash under specified circumstances described in the Prospectus.

    The Offer is made pursuant to an Agreement and Plan of Merger, dated as of February 14, 2000, among Sterling Software, Computer Associates and Silversmith, which contemplates a business combination of Sterling Software and Computer Associates (the "Merger"). Computer Associates has filed a registration statement with the Securities and Exchange Commission on Form S-4 as amended on March 13, 2000, and declared effective under the Securities Act of 1933 by the Commission on March 14, 2000, relating to the Computer Associates Shares to be issued to stockholders of Sterling Software in the Offer and the Merger (as so amended, the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are Exhibits (a)(1) and (a)(2) hereto.

    All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Computer Associates, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

    Item 11 is hereby amended and supplemented as follows:

    On March 27, 2000, Computer Associates issued the press release filed as Exhibit (a)(11) hereto. The information set forth in the press release is incorporated herein by reference.

ITEM 12.  EXHIBITS.


(a)(11)  Text of press release issued by Computer Associates dated
         March 27, 2000 (filed under Rule 425 under the Securities
         Act of 1933 by Computer Associates on March 27, 2000).

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2000

                                                       SILVERSMITH ACQUISITION CORP.

                                                       By:  /s/ STEVEN M. WOGHIN
                                                            -----------------------------------------
                                                            Name:  Steven M. Woghin
                                                            Title:   Vice President

                                                       COMPUTER ASSOCIATES INTERNATIONAL, INC.

                                                       By:  /s/ STEVEN M. WOGHIN
                                                            -----------------------------------------
                                                            Name:  Steven M. Woghin
                                                            Title:   Senior Vice President and General
                                                                     Counsel

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                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                   EXHIBIT NAME
---------------------   ------------------------------------------------------------
(a)(11)                 Text of press release issued by Computer Associates dated
                        March 27, 2000 (filed under Rule 425 under the Securities
                        Act of 1933 by Computer Associates on March 27, 2000).

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